SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 15

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Certification and Notice of Termination of Registration under Section
12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number: 1-922

                              THE GILLETTE COMPANY
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             (Exact name of registrant as specified in its charter)

                      Prudential Tower Building, Suite 4800
                                Boston, MA 02199
                                 (617) 421-7000
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   (a) Common Stock, par value $1.00 per share
                     (b) Rights to Purchase Preferred Stock
                         (c) 5.75% Senior Notes due 2005
                         (d) 2.50% Senior Notes Due 2008
                        (e) 2.875 % Senior Notes Due 2008
                         (f) 3.50% Senior Notes Due 2007
                         (g) 3.80% Senior Notes Due 2009
                        (h) 4.125% Senior Notes Due 2007
                      (i) 4.80% Medium Term Notes Due 2012
                      (j) 4.70% Medium Term Notes Due 2012
                      (k) 4.55% Medium Term Notes Due 2012
                      (l) 4.60% Medium Term Notes Due 2012
                      (m) 4.85% Medium Term Notes Due 2012
                      (n) 4.55% Medium Term Notes Due 2012
                      (o) 4.70% Medium Term Notes Due 2012
                      (p) 4.50% Medium Term Notes Due 2013
                      (q) 4.70% Medium Term Notes Due 2012
                        (r) Floating Rate Notes Due 2043
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            (Title of each class of securities covered by this Form)


                                      None
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    (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)    [X]               Rule 12h-3 (b)(1)(ii)    [ ]
Rule 12g-4 (a)(1)(ii)   [ ]               Rule 12h-3 (b)(2)(i)     [ ]
Rule 12g-4 (a)(2)(i)    [ ]               Rule 12h-3 (b)(2)(ii)    [ ]
Rule 12g-4 (a)(2)(ii)   [ ]               Rule 15d-6               [X]
Rule 12h-3 (b)(1)(i)    [X]

Approximate number of holders of record as of the certification or notice date: (a) 1; (b) 1; (c) 28; (d) 78; (e) 75; (f) 94; (g) 86; (h)
73; (i) 32; (j) 30; (k) 29; (l) 24; (m) 22; (n) 27; (o) 25; (p) 19; (q)
20; (r) 14.
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            Pursuant to the requirements of the Securities Exchange Act of 1934, The Gillette Company, a Delaware corporation, by the undersigned duly authorized person.

Dated: October 3, 2005


                              THE GILLETTE COMPANY


                              By:   /s/ Steven W. Jemison
                                 -----------------------------------------------
                                 Name:  Steven W. Jemison
                                 Title: Vice-President and Assistant Secretary